Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated August 3, 2021 to the

Prospectus dated December 14, 2018

Registration No. 333-228817

Rockwell Automation, Inc.

Pricing Term Sheet

August 3, 2021

$600,000,000 0.350% Senior Notes due 2023

$450,000,000 1.750% Senior Notes due 2031

$450,000,000 2.800% Senior Notes due 2061

Issuer:	Rockwell Automation, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A (Negative) / A (Stable)

Trade Date:	August 3, 2021

Settlement Date (T+10)**:	August 17, 2021

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022

Interest Payment Record Dates:	February 1 and August 1

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Underwriters:	Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC Wells Fargo Securities, LLC
	Senior Co-Managers:	BMO Capital Markets Corp. PNC Capital Markets LLC Citigroup Global Markets Inc. BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc. TD Securities (USA) LLC
	Co-Managers:	Comerica Securities, Inc. ING Financial Markets LLC

	2023 Senior Notes	2031 Senior Notes	2061 Senior Notes

Principal Amount:	$600,000,000	$450,000,000	$450,000,000

Maturity Date:	August 15, 2023	August 15, 2031	August 15, 2061

Coupon:	0.350% per annum, accruing from August 17, 2021	1.750% per annum, accruing from August 17, 2021	2.800% per annum, accruing from August 17, 2021

Price to Public:	99.952% of the principal amount, plus accrued interest, if any, from August 17, 2021	99.781% of the principal amount, plus accrued interest, if any, from August 17, 2021	99.761% of the principal amount, plus accrued interest, if any, from August 17, 2021

Reoffer Yield to Maturity:	0.374%	1.774%	2.810%

Benchmark Treasury:	0.125% due July 31, 2023	1.625% due May 15, 2031	1.875% due February, 15 2051

Spread to Benchmark Treasury:	T+20 bps	T+60 bps	T+95 bps

Benchmark Treasury Price / Yield:	99-28 7/8 / 0.174%	104-05 / 1.174%	100-11 / 1.860%

Optional Redemption Provisions:

Make-Whole Call:	T+5 bps, plus accrued and unpaid interest, at any time prior to August 15, 2022	T+10 bps, plus accrued and unpaid interest, at any time prior to May 15, 2031	T+15 bps, plus accrued and unpaid interest, at any time prior to February 15, 2061

Par Call:	In whole or in part, at any time on or after August 15, 2022	In whole or in part, at any time on or after May 15, 2031	In whole or in part, at any time on or after February 15, 2061

Special Mandatory Redemption:	N/A	If (i) the consummation of the Plex Acquisition does not occur prior to 5:00 p.m., New York City time, on January 31, 2022, (ii) the issuer notifies the trustee and the holders of the notes that we will not pursue the consummation of the Plex Acquisition or (iii) the merger agreement with Plex has been terminated without the consummation of the Plex Acquisition, the issuer will be required to redeem all of the notes then outstanding on the date of the special mandatory redemption at 101% of the aggregate principal amount of the notes then outstanding plus accrued and unpaid interest.	If (i) the consummation of the Plex Acquisition does not occur prior to 5:00 p.m., New York City time, on January 31, 2022, (ii) the issuer notifies the trustee and the holders of the notes that we will not pursue the consummation of the Plex Acquisition or (iii) the merger agreement with Plex has been terminated without the consummation of the Plex Acquisition, the issuer will be required to redeem all of the notes then outstanding on the date of the special mandatory redemption at 101% of the aggregate principal amount of the notes then outstanding plus accrued and unpaid interest.

Change of Control Repurchase Event:	Upon a change of control repurchase event, holders of the notes will have the right to require the issuer to repurchase their notes at a price equal to 101% of the principal amount of the notes repurchased plus any accrued and unpaid interest.	Upon a change of control repurchase event, holders of the notes will have the right to require the issuer to repurchase their notes at a price equal to 101% of the principal amount of the notes repurchased plus any accrued and unpaid interest.	Upon a change of control repurchase event, holders of the notes will have the right to require the issuer to repurchase their notes at a price equal to 101% of the principal amount of the notes repurchased plus any accrued and unpaid interest.
CUSIP / ISIN:	773903 AK5 / US773903AK55	773903 AL3 / US773903AL39	773903 AM1 / US773903AM12

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment therefor on or about August 17, 2021, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade such notes more than two business days prior to the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-212-902-1171, Loop Capital Markets LLC at 1-312-913-4900 or Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements and, to the extent inconsistent, supersedes the preliminary form of prospectus supplement filed with the SEC by Rockwell Automation, Inc. on August 3, 2021 relating to the Prospectus dated December 14, 2018.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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